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                             August 19, 2020

       Frank Igwealor
       Chief Executive Officer
       Givemepower Corporation
       370 Amapola Ave., Suite 200A
       Torrance, CA 90501

                                                        Re: Givemepower
Corporation
                                                            Amendment No. 4 to
Form 10-12G
                                                            Filed August 12,
2020
                                                            File No. 000-31006

       Dear Mr. Igwealor:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form 10 filed August 12,
2020

       General

   1. Please tell us when you intend to file your Form 10-Q for the quarter ended June 30, 2020.
   2. We note disclosure in footnote 5 to the financial statements that on May 20, 2020 the company purchased a
property located in an opportunity zone in Los Angeles County.
                                                        Please provide the
disclosure required by Items 101 and 102 of Regulation S-K.
       9. Related Party Transactions

   3. We note your disclosure that you acquired a property on May 20, 2020. Please provide us with more information
with respect to this property including, but not limited to:
                                                            The type of
property acquired (e.g. single family residential, multi-family residential, office)
                                                            Whether you intend
to make any significant renovations to the property and if so the
 Frank Igwealor
Givemepower Corporation
August 19, 2020
Page 2
              nature of those renovations
                If the property has rental history prior to being acquired by the company
                Whether you intend to hold and operate the property as a rental property

         In addition, please tell us how you considered the guidance in Rule 8-06 of Regulation S-
         X in determining whether you should provide an audited statement of revenues and certain operating expenses with respect to the property.
Item 7. Certain Relationships and Related Transactions, and Director
Independence

4. We note in the notes to the financial statements you disclose that you borrowed $221,498 from a company controlled by your controlling shareholder to purchase a real estate property. Please disclose this related party transaction and the material terms of the loan.
Unaudited Consolidated Financial Statements for the Three and Six Months Ended June 30, 2020
Consolidated Statements of Operations

5. Please revise the column headings in the consolidated statements of operations to clearly identify the first column as containing information for the three months ended June 30,
         2020.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameFrank Igwealor                               Sincerely,
Comapany NameGivemepower Corporation
                                                               Division of
Corporation Finance
August 19, 2020 Page 2                                         Office of Real
Estate & Construction
FirstName LastName